NO ACT

12-23-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10013711

January 29, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-29-10

Timothy S. Taylor
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Re: Cleco Corporation
Incoming letter dated December 23, 2009

Dear Mr. Taylor:

This is in response to your letter dated December 23, 2009 concerning the shareholder proposal submitted to Cleco by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

January 29, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cleco Corporation
Incoming letter dated December 23, 2009

The proposal requests that the board take the steps necessary to eliminate the classification of terms of the board of directors to require that all directors stand for election annually.

We are unable to concur in your view that Cleco may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Cleco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

BAKER BOTTS LLP

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

ABU DHABI
AUSTIN
BEIJING
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
PALO ALTO
RIYADH
WASHINGTON

December 23, 2009

Timothy S. Taylor
TEL +1 713.229.1184
FAX +1 713.229.7784
timothy.taylor@bakerbotts.com

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Cleco Corporation
Shareholder Proposal of Gerald R. Armstrong Submitted to Cleco
Corporation under Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are writing on behalf of our client, Cleco Corporation, a Louisiana corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, pursuant to Rule 14a-8(i)(6), the Company plans to omit from its proxy statement and form of proxy (collectively, the "2010 Proxy Materials") the shareholder proposal and statements in support thereof (the "Proposal") submitted by Gerald R. Armstrong (the "Proponent"). For the reasons stated below, the Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(i)(6). A copy of the Proposal is attached hereto as Exhibit A.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB 14D"), we are emailing this letter to the Staff. In accordance with Rule 14a-8(j)(1), we are sending a copy of this submission to the Proponent. The Company expects to file its Proxy Materials in definitive form with the Commission on or about March 18, 2010.

I. The Proposal

The Proposal requests that the Company's Board of Directors take the steps necessary to declassify the Board. The resolution portion of the Proposal reads as follows:

> That the shareholders of CLECO CORPORATION request its Board of Directors to take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors.

The Company received the Proposal on November 12, 2009.

II. Basis for Excluding the Proposal—Rule 14a-8(i)(6)

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if the company would lack the power or authority to implement such proposal. As discussed in more detail below, the Company lacks the power or authority to implement the Proposal because the Company's bylaws prohibit the Company from submitting the Proposal to a shareholder vote at the 2010 annual meeting of shareholders.

As the Proponent notes, the Company's Board of Directors (the "Board") currently consists of three classes, with the term of one class expiring each year. Any change to this classified structure requires an amendment to either the Company's bylaws or the Company's articles of incorporation. Thus, by submitting the Proposal for consideration and a shareholder vote at the Company's 2010 annual meeting of shareholders, the Proponent is essentially seeking to amend the Company's bylaws or its articles of incorporation. Pursuant to Article XIII, Section 2 and Article II, Section 8(a) of the Company's bylaws, copies of which are attached hereto as Exhibit B and Exhibit C, respectively, any shareholder proposal to amend, repeal or supplement the Company's bylaws or the articles of incorporation must be submitted to the Company at least 180 days before the shareholder meeting. As disclosed on page 60 of the Company's 2009 proxy statement attached hereto as Exhibit D, this 180-day deadline was October 25, 2009. However, the Company received the Proposal on November 12, 2009, well after the October 25, 2009 deadline. In addition to the October 25 deadline, the Company's bylaws also include further procedural requirements for submitting a proposal to amend the Company's bylaws or the articles of incorporation.[1] The Proponent failed to comply with these procedural requirements.

---

[1] These further procedural requirements to amend the bylaws include the following:

> (a) notice of such proposal and the text of the proposed amendment, repeal, or supplement, (b) evidence, reasonably satisfactory to the secretary of the Corporation, of such shareholder's status as such and of the number of shares of each class of capital stock of the Corporation of which such shareholder is the beneficial owner, (c) a list of the names of other beneficial owners of shares of the capital stock of the Corporation, if any, with whom such shareholder is acting in concert, and the number of shares of each class of capital stock of the Corporation beneficially owned by each such beneficial owner, and (d) an opinion of counsel, which counsel and the form and substance of which opinion shall be reasonably satisfactory to the board of directors of the Corporation, to the effect that the bylaws (if any) resulting from the adoption of such proposal would not be in conflict with the articles of incorporation of the Corporation or the laws of the State of Louisiana.

Article XIII, Section 2 of the Company's bylaws.

To amend the articles of incorporation, a shareholder must comply with the following requirements:

Although the Staff has previously declined to concur with the view that a company may exclude shareholder proposals for failure to comply with advance notice bylaws, these requests for no-action letters related to exclusion of proposals based on Rule 14a-8(i)(1) (improper under state law), Rule 14a-8(i)(2) (violation of law) and Rule 14a-8(i)(6) because the companies lacked power and authority to implement the shareholder proposals because such proposals violated state law. *See, e.g., Dollar Tree Stores, Inc.* (Mar. 7, 2008); *Kroger Co.* (Apr. 12, 2002); *France Growth Fund, Inc.* (Apr. 6, 2001). According to the Staff, these companies could not exclude the proposals because the subject matter or substance of the shareholder proposals were not improper under, or did not violate, state law. *France Growth Fund, Inc.*

The case at hand is distinguishable from those in the no-action letters cited above. Here, the Company is not arguing that the Proposal may be omitted pursuant to Rules 14a-8(i)(1), 14a-8(i)(2) or 14a-8(i)(6) because the substance or subject matter of the Proposal is improper, or that it violates, state law. Rather, the Company lacks the authority or power to include the Proposal because the Proponent failed to comply with the procedural requirements set forth in the Company's bylaws for submitting the Proposal. In addition, because the Proponent failed to comply with the applicable provisions of the Company's bylaws relating to shareholder proposals, the Company cannot allow the Proposal to be voted upon at its 2010 annual meeting of shareholders. *See* Article XIII, Section 2 and Article II, Section 8(a) of the Company's bylaws (stating that if a shareholder fails to comply with the applicable provisions in the Company's bylaws, "then such proposal by such shareholder may not be voted upon by the shareholders of the Corporation at such meeting of shareholders"). In addition, the recent Staff guidance in Section B of SLB 14D stating that a company may not exclude, pursuant to Rule 14a-8(i)(1), Rule 14a-(8)(i)(2) or Rule 14a-8(i)(6), a shareholder proposal seeking to amend the company's charter if the proposal is worded as a precatory proposal and provides that the board "take the steps necessary" to amend the charter, does not apply in this instance. SLB 14D specifically states that such guidance applies where a company seeks to exclude a shareholder proposal when, under applicable state law, the charter can be amended only if the amendment is

---

> No proposal by a shareholder to amend or supplement the articles of incorporation of the Corporation shall be voted upon at a meeting of shareholders unless, at least 180 days before such meeting of shareholders, such shareholder shall have delivered in writing to the secretary of the Corporation (i) notice of such proposal and the text of such amendment or supplement, (ii) evidence, reasonably satisfactory to the secretary of the Corporation, of such shareholder's status as such and of the number of shares of each class of the capital stock of the Corporation beneficially owned by such shareholder, (iii) a list of the names of other beneficial owners of shares of the capital stock of the Corporation, if any, with whom such shareholder is acting in concert, and of the number of shares of each class of the capital stock of the Corporation beneficially owned by each such beneficial owner, and (iv) an opinion of counsel, which counsel and the form and substance of which opinion shall be reasonably satisfactory to the board of directors of the Corporation, to the effect that the articles of incorporation of the Corporation, as proposed to be so amended or supplemented, would not be in conflict with the laws of the State of Louisiana.

Article II, Section 8(a) of the Company's bylaws.

initiated by the board and subsequently approved by the shareholders. The Company is not arguing that the Board must initiate a proposed amendment to declassify the Board; rather, as discussed above, the Company argues that it lacks the power or authority to implement the Proposal because the Proposal was not submitted in accordance with the Company's bylaws. Because the Proponent failed to submit the Proposal in compliance with the Company's bylaws, the Proposal may properly be omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the power or authority to include the Proposal. To find otherwise would require the Company to include the Proposal in the 2010 Proxy Materials even though no vote on the Proposal can take place at the 2010 annual meeting of shareholders because the Proponent failed to comply with the applicable provisions of the Company's bylaws relating to shareholder proposals to amend the Company's bylaws or its articles of incorporation.

The Proponent failed to deliver the Proposal to the Company's principal executive office on or before the October 25, 2009 deadline, as required by the Company's bylaws and as set forth on page 60 of the Company's 2009 proxy statement. Accordingly, the Company has concluded that it may exclude the Proposal from its 2010 Proxy Materials pursuant to Rule 14a-8(i)(6).

III. Conclusion

For the reasons stated above, the Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(6).

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response. Moreover, the Company reserves the right to submit to the Commission additional bases upon which the Proposal may properly be omitted from the 2010 Proxy Materials. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 713.229.1184 or Mike Myers at 713.229.1476.

We appreciate your attention to this request.

Very truly yours,



Timothy S. Taylor

cc: Wade A. Hoefling
Judy P. Miller
Mike Myers

HOU03:1225984.1

EXHIBIT A

Proposal

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FISMA & OMB Memorandum M-07-16

November 9, 2009

RCVD NOV 12 2009

CLECO CORPORATION
Attention: Corporate Secretary
Post Office Box 5000
Pineville, Louisiana 71361-5000

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of CLECO CORPORATION, at the coming annual meeting in 2010, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 131.341 shares, which will likely increase as part of the dividend reinvestment plan, and are shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

FISMA & OMB Memorandum M-07-16

RESOLUTION

That the shareholders of CLECO CORPORATION request its Board of Directors to take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors.

STATEMENT

The current practice of electing only one-third of the directors for three-years terms is not in the best interest of the corporation or its shareholders. Eliminating this staggered system increases accountability and gives shareholders the opportunity to express their views on the performance of each director annually. The proponent believes the election of directors is the strongest way that shareholders influence the direction of any corporation and our corporation should be no exception.

As a professional investor, the proponent has introduced the proposal at several corporations which have adopted it. In others, opposed by the board or management, it has received votes in excess of 70% and is likely to be reconsidered favorably.

The proponent believes that increased accountability must be given our shareholders whose capital has been entrusted in the form of share investments expecially during these times of great economic challenge.

Arthur Levitt, former Chairman of The Securities and Exchange Commission said, "In my view; it's best for the investor if the entire board is elected once a year. Without annual election of each director, shareholders have far less control over who represents them."

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders.

In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect the need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.

November 30, 2009

CLECO CORPORATION
Attention: Corporate Secretary
Post Office Box 5000
Pineville, Louisiana 71361-5000

Greetings

I recently submitted a shareholder proposal to you for the annual meeting in 2010.

The supporting statement of the proposal has a typographical error.

Specifically, it states "three-years terms" and should state "three-year terms."

Please correct this error on the copy I sent you.

Thank you for handling this request.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, $hareholder

EXHIBIT B

Article XIII, Section 2 of the Company's Bylaws

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ARTICLE XIII

Amendment of Bylaws

Section 1. Voting. These bylaws may be amended, repealed, or supplemented at any regular meeting of the board of directors, or at any special meeting called for such purpose, by the affirmative vote of a majority of the board of directors, or by unanimous written consent; provided, however, that in each instance an amendment, repeal, or supplement shall not be inconsistent with the law or the articles of incorporation of the Corporation and shall be subject to the power of the shareholders to amend, repeal, or supplement the bylaws so made but only upon the affirmative vote of at least 80% of all shares of capital stock entitled to vote thereon.

Section 2. Shareholder Proposals. No proposal by a shareholder to amend, repeal, or supplement the bylaws of the Corporation may be voted upon at a meeting of shareholders unless, at least 180 days before such meeting of shareholders, such shareholder shall have delivered in writing to the secretary of the Corporation (a) notice of such proposal and the text of the proposed amendment, repeal, or supplement, (b) evidence, reasonably satisfactory to the secretary of the Corporation, of such shareholder's status as such and of the number of shares of each class of capital stock of the Corporation of which such shareholder is the beneficial owner, (c) a list of the names of other beneficial owners of shares of the capital stock of the Corporation, if any, with whom such shareholder is acting in concert, and the number of shares of each class of capital stock of the Corporation beneficially owned by each such beneficial owner, and (d) an opinion of counsel, which counsel and the form and substance of which opinion shall be reasonably satisfactory to the board of directors of the Corporation, to the effect that the bylaws (if any) resulting from the adoption of such proposal would not be in conflict with the articles of incorporation of the Corporation or the laws of the State of Louisiana. Within 30 days after such shareholder shall have submitted the aforesaid items, the secretary and the board of directors of the Corporation shall respectively determine whether the items to be ruled upon by them are reasonably satisfactory and shall notify such shareholder in writing of their respective determinations. If such shareholder fails to submit a required item in the form or within the time indicated, or if the secretary or the board of directors of the Corporation determine that the items to be ruled upon by them are not reasonably satisfactory, then such proposal by such shareholder may not be voted upon by the shareholders of the Corporation at such meeting of shareholders. Beneficial ownership shall be determined in accordance with section 1 of article X of these bylaws.

Section 3. Effective Date. No amendment or supplement to or repeal of any of the following provisions of these bylaws, whether resulting from action of the directors or the shareholders, shall take effect until the later of (i) one year following the adoption of such amendment, supplement, or repeal, or (ii) 10 days after the adjournment sine die of the annual meeting of shareholders next succeeding the adoption of such amendment, supplement, or repeal:

Article II, section 2;
Article II, section 8;
Article X; and
Article XIII.

EXHIBIT C

Article II, Section 8(a) of the Company's Bylaws

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The Chairman of the Meeting shall, if the facts warrant, determine and declare at any meeting of the shareholders that business was not properly brought before the meeting of shareholders in accordance with the provisions of this section 7 of article II, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. A determination whether a matter is or is not properly before the meeting shall not depend on whether such proposal has been or will be included in any proxy statement delivered or to be delivered to the Corporation's shareholders.

Nothing in this subsection (b) shall affect the rights of the Corporation's shareholders as provided in section 3(b) of article 6 of the Corporation's articles of incorporation or as provided in subsection (a) of section 4 of article II of these bylaws with respect to the rights of the Corporation's preferred shareholders.

(c) Nothing in subsection (b) of this section 7 shall apply to the following provisions of these bylaws or any proposal by a shareholder or shareholders with respect to any matter governed by any of the following provisions:

Article II, section 8(a);
Article III, section 1(c);
Article III, section 1(e); and
Article XIII, section 2.

Section 8. Amendment of Articles of Incorporation.

(a) Shareholder Proposals. No proposal by a shareholder to amend or supplement the articles of incorporation of the Corporation shall be voted upon at a meeting of shareholders unless, at least 180 days before such meeting of shareholders, such shareholder shall have delivered in writing to the secretary of the Corporation (i) notice of such proposal and the text of such amendment or supplement, (ii) evidence, reasonably satisfactory to the secretary of the Corporation, of such shareholder's status as such and of the number of shares of each class of the capital stock of the Corporation beneficially owned by such shareholder, (iii) a list of the names of other beneficial owners of shares of the capital stock of the Corporation, if any, with whom such shareholder is acting in concert, and of the number of shares of each class of the capital stock of the Corporation beneficially owned by each such beneficial owner, and (iv) an opinion of counsel, which counsel and the form and substance of which opinion shall be reasonably satisfactory to the board of directors of the Corporation, to the effect that the articles of incorporation of the Corporation, as proposed to be so amended or supplemented, would not be in conflict with the laws of the State of Louisiana. Within 30 days after such shareholder shall have delivered the aforesaid items to the secretary of the Corporation, the secretary and the board of directors of the Corporation shall respectively determine whether the items to be ruled upon by them are reasonably satisfactory and shall notify such shareholder in writing of their respective determinations. If such shareholder fails to submit a required item in the form or within the time indicated, or if the secretary or the board of directors of the Corporation determines that the items to be ruled upon by them are not reasonably satisfactory, then such proposal by such shareholder may not be voted upon by the shareholders of the Corporation at such meeting of shareholders.

Beneficial ownership shall be determined in accordance with section 1 of article X of these bylaws.

(b) Effectiveness. No provision amending or supplementing, or purporting to amend or supplement, the articles of incorporation of the Corporation that would have an effect, direct or indirect, on any of the following items may be included in articles of amendment signed by any officer, agent or representative of the Corporation on behalf of the Corporation or delivered to the Secretary of State of Louisiana for filing of record until the later of (i) one year following the adoption by the shareholders of such amendment or supplement or (ii) 10 days after the adjournment sine die of the annual meeting of shareholders next succeeding the adoption by the shareholders of the Corporation of such amendment or supplement:

(1) quorum at a regular or special meeting of shareholders;

(2) procedures for amendment of the articles of incorporation or bylaws of the Corporation upon a proposal by a shareholder of the Corporation;

(3) the effective date of an amendment to the articles of incorporation or bylaws of the Corporation, or the time at which steps may be taken to effect an amendment to the articles of incorporation or bylaws of the Corporation; or

(4) votes of shareholders of the Corporation required to approve (i) an amendment or supplement to or repeal of the bylaws of the Corporation, (ii) an amendment or supplement to the articles of incorporation of the Corporation, or (iii) a merger, consolidation, share exchange, reclassification of securities, repurchase of shares, transfer of all or substantially all of the assets of the Corporation, dissolution, "business combination" as defined in article X of these bylaws, or similar transaction.

Section 9. Effectiveness of Other Amendments to Articles of Incorporation. No provision amending or supplementing, or purporting to amend or supplement, the articles of incorporation of the Corporation that would have an effect, direct or indirect, on any of the following items may be included in articles of amendment signed by any officer, agent or representative of the Corporation on behalf of the Corporation or delivered to the Secretary of State of Louisiana for filing of record until the later of (i) one year following the adoption by the shareholders of such amendment or supplement or (ii) 10 days after the adjournment sine die of the annual meeting of the shareholders next succeeding the adoption by the shareholders of the Corporation of such amendment or supplement:

(1) the number of directors of the Corporation;

(2) the classification of the board of directors of the Corporation into three classes of as nearly as possible equal size;

(3) the procedures for nomination by a shareholder of persons to be elected as directors of the Corporation;

EXHIBIT D

Page 60 of the Company's 2009 Proxy Statement

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ANNUAL REPORT

The enclosed 2008 Annual Report and the 2008 Form 10-K, which contains Cleco's consolidated financial statements for the year ended December 31, 2008, accompany the proxy material being mailed to all shareholders. The 2008 Annual Report and the 2008 Form 10-K are not a part of the proxy solicitation material.

PROPOSALS BY SHAREHOLDERS

Any shareholder who intends to present a proposal at the 2010 annual meeting of shareholders and who requests inclusion of the proposal in Cleco's 2010 proxy statement and form of proxy, in accordance with applicable SEC rules, must file such proposal with Cleco no later than November 12, 2009. Proposals should be addressed to: Cleco Corporation, P. O. Box 5000, Pineville, Louisiana 71361-5000, Attn: Corporate Secretary.

The Bylaws of Cleco also require advance notice of other proposals by shareholders to be presented at any meeting of Cleco shareholders. In the case of the 2010 annual meeting of shareholders, the required notice generally must be received by the Cleco corporate secretary no later than December 24, 2009. In order for a matter to be properly presented at the meeting, the notice also must set forth as to each such matter of business proposed:

- a brief description of the matter and the reasons for conducting it at the meeting;
- the shareholder's name and address;
- the name of all other persons, if any, with whom the shareholder is acting in concert;
- the class and number of Cleco shares beneficially owned by the shareholder;
- the class and number of Cleco shares beneficially owned by all other persons, if any, with whom the shareholder is acting in concert; and
- any material interest of the shareholder's or any person with whom the shareholder is acting in concert in the business proposed.

If a shareholder desires to nominate a director or amend Cleco's Amended and Restated Articles of Incorporation or Bylaws at the 2010 annual meeting, the Bylaws require that the shareholder give written notice to Cleco's corporate secretary no later than October 25, 2009.

The notice for nomination of a director must set forth, in addition to certain information regarding the business experience of and the shareholder's relationship to his/her nominee:

- the number of Cleco shares beneficially owned by the shareholder;
- the names of all other persons, if any, with whom the shareholder is acting in concert; and
- the number of Cleco shares beneficially owned by each such person.

For information concerning nomination of directors by the Nominating/Governance Committee, see the discussion under "Proposal Number 1—Election of Three Class III Directors—Director Nomination Process" in this proxy statement.

The notice for amendment of Cleco's Amended and Restated Articles of Incorporation or Bylaws must be accompanied by:

- the text of the shareholder's proposed amendment;
- evidence, reasonably satisfactory to Cleco's corporate secretary, of the shareholder's status as a shareholder and the number of Cleco shares beneficially owned by the shareholder;